Exhibit 11

               INTERNATIONAL MULTIFOODS CORPORATION AND SUBSIDIARIES

                    Schedule of Computation of Earnings per Share
                                   (unaudited)


                      (in thousands, except per share amounts)



                                                      THREE MONTHS ENDED
                                                       May 31,   May 31,
                                                         1994      1993

Average shares of common
  stock outstanding                                    18,107    19,283

Common stock equivalents                                   11       195
Total common stock and
  equivalents assuming full dilution                   18,118    19,478

Net earnings                                           $3,037    $6,382

Less dividends on redeemable
  preferred stock                                         (42)      (44)

Net earnings applicable to
  common stock                                         $2,995    $6,338

Earnings per share of
  common stock:
    Primary                                            $  .17    $  .33
    Fully diluted                                      $  .17    $  .33

Primary earnings per share has been computed by dividing net earnings, after deduction of preferred stock dividends, by the weighted average number of shares of common stock outstanding during the period. Common stock options and other common stock equivalents have not entered into the primary earnings per share computations since their effect is not significant.

Fully diluted earnings per share has been computed assuming issuance of all shares for stock options deemed to be common stock equivalents, using the treasury stock method.